UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:

Lucas & Friend Land Holdings, LLC

Legal status of issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Wyoming

    Date of organization:

    November 22, 2019

Physical address of issuer:

172 Center Street, Ste 202

Jackson, WY 83001

Website of issuer:

https://lucasfriend.com

Name of intermediary through which the offering will be conducted:

Mr. Crowd

CIK number of intermediary:

0001666102

SEC file number of intermediary:

7-42

CRD number:

284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not

available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to 10% of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
The intermediary will receive a security-compensation equal to 10% of the total number of securities sold in the offering.

Type of security offered:
Class B Membership Units

Target number of securities to be offered:
500

Price (or method for determining price):
$100

Target offering amount:
$50,000

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$1,070,000

Deadline to reach the target offering amount:
December 31, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	4,234	0
Cash & Cash Equivalents	4,234	0
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	0	0
Revenues/Sales	0	0
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	-4,428	0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the real estate and properties market;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our property rights; and
- government policies regarding the real estate and properties market.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the real estate and properties market;
- growth of, and risks inherent in the real estate and properties market in the US and Southern California;
- our ability to attract and retain qualified executives and personnel; and

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Lucas & Friend Land Holdings, LLC shall include any joint venture in which Lucas & Friend Land Holdings, LLC holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Lucas & Friend Land Holdings, LLC.

"Company" means Lucas & Friend Land Holdings, LLC.

"Controlling Shareholder" means any person who is or group of persons who are together entitled to exercise or control the exercise of 20% or more of the voting power at general meetings of the Company; or in a position to control the composition of a majority of the board of directors of the Company.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Units.

"Issuer" means Lucas & Friend Land Holdings, LLC.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Units in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Units.

"SEC" means the United States Securities and Exchange Commission.

"Shareholders" means any or all of those persons at any time holding any membership units in the Company.

"Membership Units Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Units.

"Subscriber" means any person who subscribes the Units.

"Target Property" means the real estate property the Company plans to acquire.

"Units" means the Class B Membership Units of Lucas & Friend Land Holdings, LLC.

THE COMPANY

1. Name of issuer:
Lucas & Friend Land Holdings, LLC

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS
4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Nathan Jenkins   **Dates of Board Service:** Nov 2019

Business Experience:

Lucas & Friend Land Holdings, LLC (November 2019 – Present)
Chief Executive Officer
- Administering a 'lean canvas' approach to solving housing problems in young and developing gateway cities like Irvine, to battle demand from Global Chinese student markets
- Consulting with company team of financing and branding specialists to facilitate creative finance on property development projects for future co-living real estate offerings
- Overseeing legal relations with attorneys to stay up to code in asset management and protection
- Regulating company alignment with financial procedures when dealing with leveraging of debt to get bank loans and hard money loans if creative financing does not meet the target funding thresholds
- Executing appropriate measurements to build a network of realtors, creditors, mortgage brokers, bankers, property managers, tax advisers and news editors to get company name out via branding
- Ascertaining creative solutions for local housing problems in gateway cities for college students via coliving operations

Self Study (August 2019 – November 2019)
Self-study and outside courses, Real Estate Investment while gathering team and putting into action Lucas & Friend Hall Irvine

Tote & Carry (January 2019 – July 2019)
Digital Media Marketing Specialist
- Advising marketing team on how to turn media engagements into sales while also isolating email marketing for higher client retention
- Procuring marketing relations to create sales funnels for online marketplace
- Counseling team on how to improve brand awareness via media outlets
- Employing connections with new brand ambassadors to model the brand of Tote & Carry and all other affiliates

Education Insider (March 2018 – October 2018)
Chief Brand Officer
- Holding company promotions with market agents and academic counselors who would help connect company with new clients overseas and get these clients into 4-year Cal State universities in Southern California

- Making executions on company branding campaigns by expanding the brand through WeChat marketing groups to Chinese and Taiwanese student networks who wanted to come to the U.S. as international students
- Providing network support for clients to services and agents who could aid students in additional services that our organization could not replicate on their behalf

Healthnet Media Marketing (March 2017 – January 2018)
Founder & CEO
- Networking with other marketing specialists to provide umbrella services to clients in the fields of health and wellness at competitive costs
- Organizing various campaigns for clients on Facebook, Instagram, and email marketing to increase traffic on their websites and get them more sales

Lsquare Consulting (March 2016 – February 2017)
Finance Intern
- Performing office operations in line with projections on client valuations for each fiscal period to hit milestones
- Researching clients' competitors, financials, and market dominance in order to help client outperform their competitors
- Appraising the current and future evaluations of clients based on their past and present profitability strategies

Panda Restaurant Group (December 2015 – February 2016)
Management Intern
- Fostering a level of professionalism while also shadowing restaurant managers when they handled day-to-day operations
- Running back of house restaurant functions and hosting Chinese-themed events at Panda locations in northern Orange County

TMC FINANCIAL AID (May 2015 – August 2015)
Financial Aid Intern
- Administrating student accounts based on merit and financial need
- Consulting individuals in relation to subsidized and unsubsidized loans and loan amounts
- Interpreting and abiding to the regulations set by CSAC

BON APPETIT MANAGEMENT COMPANY (September 2012 – July 2015)
Assistant Student Manager
- Collaborating efforts in team leadership and human resource management
- Operating cash register and performance aspects of food preparation, serving, and clean up at college restaurant

THE MASTER'S University (August 2014 – May 2015)
Dorm Housing & Student Government Representative
- Planning and leading school campus events and activities for both students and faculty
- Taking part in weekly committee meetings
- Running house elections and coordinating events of all types

CORNERSTONE LOVE LA (June 2014 – August 2014)
Administration Intern
- Employing of administration skills and capabilities, increased abilities in collaborating and presenting data in an organized manner by using Microsoft excel
- Facilitating management and team leadership in various camp activities

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Nathan Jenkins

__Business Experience:__

Lucas & Friend Land Holdings, LLC (November 2019 – Present)
Chief Executive Officer
- Administering a 'lean canvas' approach to solving housing problems in young and developing gateway cities like Irvine, to battle demand from Global Chinese student markets
- Consulting with company team of financing and branding specialists to facilitate creative finance on property development projects for future co-living real estate offerings
- Overseeing legal relations with attorneys to stay up to code in asset management and protection
- Regulating company alignment with financial procedures when dealing with leveraging of debt to get bank loans and hard money loans if creative financing does not meet the target funding thresholds
- Executing appropriate measurements to build a network of realtors, creditors, mortgage brokers, bankers, property managers, tax advisers and news editors to get company name out via branding
- Ascertaining creative solutions for local housing problems in gateway cities for college students via coliving operations

Self Study (August 2019 – November 2019)
Self-study and outside courses, Real Estate Investment while gathering team and putting into action Lucas & Friend Hall Irvine

Tote & Carry (January 2019 – July 2019)
Digital Media Marketing Specialist
- Advising marketing team on how to turn media engagements into sales while also isolating email marketing for higher client retention
- Procuring marketing relations to create sales funnels for online marketplace
- Counseling team on how to improve brand awareness via media outlets
- Employing connections with new brand ambassadors to model the brand of Tote & Carry and all other affiliates

Education Insider (March 2018 – October 2018)
Chief Brand Officer
- Holding company promotions with market agents and academic counselors who would help connect company with new clients overseas and get these clients into 4-year Cal State universities in Southern California
- Making executions on company branding campaigns by expanding the brand through WeChat marketing groups to Chinese and Taiwanese student networks who wanted to come to the U.S. as international students

- Providing network support for clients to services and agents who could aid students in additional services that our organization could not replicate on their behalf

Healthnet Media Marketing (March 2017 – January 2018)
Founder & CEO
- Networking with other marketing specialists to provide umbrella services to clients in the fields of health and wellness at competitive costs
- Organizing various campaigns for clients on Facebook, Instagram, and email marketing to increase traffic on their websites and get them more sales

Lsquare Consulting (March 2016 – February 2017)
Finance Intern
- Performing office operations in line with projections on client valuations for each fiscal period to hit milestones
- Researching clients' competitors, financials, and market dominance in order to help client outperform their competitors
- Appraising the current and future evaluations of clients based on their past and present profitability strategies

Panda Restaurant Group (December 2015 – February 2016)
Management Intern
- Fostering a level of professionalism while also shadowing restaurant managers when they handled day-to-day operations
- Running back of house restaurant functions and hosting Chinese-themed events at Panda locations in northern Orange County

TMC FINANCIAL AID (May 2015 – August 2015)
Financial Aid Intern
- Administrating student accounts based on merit and financial need
- Consulting individuals in relation to subsidized and unsubsidized loans and loan amounts
- Interpreting and abiding to the regulations set by CSAC

BON APPETIT MANAGEMENT COMPANY (September 2012 – July 2015)
Assistant Student Manager
- Collaborating efforts in team leadership and human resource management
- Operating cash register and performance aspects of food preparation, serving, and clean up at college restaurant

THE MASTER'S University (August 2014 – May 2015)
Dorm Housing & Student Government Representative
- Planning and leading school campus events and activities for both students and faculty
- Taking part in weekly committee meetings
- Running house elections and coordinating events of all types

CORNERSTONE LOVE LA (June 2014 – August 2014)
Administration Intern

- Employing of administration skills and capabilities, increased abilities in collaborating and presenting data in an organized manner by using Microsoft excel
- Facilitating management and team leadership in various camp activities

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Nathan Jenkins	1,000 Class A Membership Units	100%

* The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:
Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds for:
1. acquiring a residential property in Irvine, California
2. renovating and furnishing the Target Property for the purpose of student services apartment
3. funding its current and future operations; and
4. providing us with a capital structure that will enable us to grow our business.

10. The use of proceeds from this offering is set out as below:

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$50,000**	**$1,070,000**
Less: Offering Expenses		
Portal Fee	$5,000	$107,000
Other Offering Expenses	$1,750	$1,750
Net Proceeds	**$43,250**	**$961,250**
Accounting & Administration	$3,500	$8,000
Operating Expenses		$10,000
Acquisition of Real Estate Property	$0	$900,000
Renovation and Furnishing Cost	$0	$25,000
Legal Expenses	$2,500	$5,000
Reserve	$37,250	$13,250

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/portfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with a third party escrow agent on behalf of the issuer. Fund transfer methods include ACH, wiring, or check, whichever of these methods are available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

    a. when the minimum funding target is met prior to the Original Deadline and;

    b. this Form C and the information of this securities offering have been posted and made publicly available on the Funding Portal for at least 21 days and;

    c. the Issuer chooses to end the offering earlier than the Original Deadline and;

    d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Funding Target	$50,000
Maximum Target	$1,070,000
Pre-money Valuation	$100,000
Equity Offered	32.26% - 83.79%
Securities Type	Membership Units
Regulation	Regulation CF
Closing Date	31 Dec 2020

Unit Price $100.00

Units Offered
500 - 10,700

Units Issued After Offering
1,550 - 12,770

14. Do the securities offered have voting rights?
No.

15. Are there any limitations on any voting or other rights identified above?
The securities offered have **no voting rights**.

16. How may the terms of the securities being offered be modified?
The terms of the Securities being offered may be modified by a resolution of the board of directors. The Issuer will file a Form C Amendment together with the amended Offering Statement with the SEC.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by e-mail and the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Class A Membership Units	100,000	1,000	YES	NO
Class B Membership Units	100,000	0	NO	NO

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

   a. **No Voting Rights**
       Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.

   b. **No anti-dilution rights**
       Purchasers of the securities offered are entitled to no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
As the owners of the Class A Membership Units, the principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers of the securities offered, as holders of Class B Membership Units, have no voting rights over the affairs of the company.

The Purchasers (the "Investors") of the securities offered, as holders of Class B Membership Units with no voting rights, do not have the voting power to exert influence on the decisions made by the principal shareholders, with which the Investors disagree, or that negatively affect the value of the Purchasers' securities in the Company. The Investors generally do not control day-to-day business decisions or management of the issuer and the Investors' interests may conflict with those of the principal shareholders and there is no guarantee that the company will develop in a way that is advantageous to the Investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

> **Important Disclaimer:**
> **As the Issuer is a startup company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied**

upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.

We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.

Valuation of Our Class B Membership Units

The $100 per unit purchase price of our Class B Membership Units being issued was determined by our board of directors without an independent valuation of the Company. We established the offering price based on our estimate of our projected rental income derived from our real estate properties, income derived from the provision of student services, operating expenses, interest and tax expenses.

We did not obtain an independent appraisal opinion on the valuation of the Class B Membership Units. The Class B Membership Units offered may have a value significantly less than the offering price and there is no guarantee that the securities offered will ever attain a value equal to or greater than the offering price.

To support our valuation, we have conducted a valuation of our Class B Membership Units by using the Discounted Dividend Model (DDM) with the following assumptions:

Property Price	$1,150,000
Mortgage	$250,000
Gross Rental Yield	9.00%
Payout Ratio	100%

The Discounted Net Present Value of our Class B Membership Units derived from the DDM is $110.85 assuming a discount rate of 9.5%

Discount Rate	9.50%
NPV (per Class B Units)	**$110.85**

Due to the absence of a secondary market for our membership units, we price our per unit purchase price of our Class B Membership Units at $100 or 10% lower than the Discounted Net Present Value derived by the DDM.

Methods for how the securities may be valued by the issuer in the future:

The Discounted Dividend Model will be the primary valuation method that we will use for the valuation of our membership units or any securities to be issued in the future. When there are any real estate properties that fulfil our criteria for sustainable development for our student community and income-generating potential through rental and student services, we will also consider the market values of the targeted real estate properties when issuing new securities for financing.

Further, we will consider trends in real estate prices (e.g. actual sales prices, information from neighbors, real estate experts, brokers, sales and mortgage registries, income levels in the area, demand and supply conditions of the market, published land prices and tax rates, regional development plans, availability of mortgage loan facilities, etc), conditions of our real estate properties (e.g. structure, age, geographical conditions, location, accessibility to public roads, schools, facilities, utilities, presence of unfavorable facilities, etc).

Thus, changes in market / rental values of our real estate properties as well as factors including economic, social and demographic changes will affect our valuation of any securities to be issued in the future.

The Board of Directors will, from time to time, review the use of valuation methods in valuing our securities to ensure fair and reasonable estimations in different situations and different corporate stages.

The Company may hire independent third parties to assist in the assessment of the valuation of the Company and the securities to be issued in the future.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
- The majority owner may make a decision that Purchasers would consider bad and that would put at risk Purchasers' interests in the Issuer.
- Although, as Class B Membership Unit holders, Purchasers would be entitled to a share of any proceeds from a sale of the entire business, Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- The Purchasers of the securities offered are not entitled to any voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are not entitled to any anti-dilution rights (other than proportionate adjustments for stock splits and similar events). Therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:
a. **Additional Issuances of Securities**

Purchasers of the securities offered are not entitled to any anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. Issuer Repurchases of Securities

The issuer could be authorized to repurchase the company's issued securities subject to approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other Shareholders. Moreover, the repurchase could be made at a price much lower than the company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. A Sale of the Issuer or of Assets of the Issuer

Although as Class B Membership Unit holders, Purchasers would be entitled to a share of any proceeds from a sale of the entire business, Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. Transactions with Related Parties

Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

N/A

25. What other exempt offerings has the issuer conducted within the past three years?

N/A

26. Is the issuer or are any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

      a.   any director or officer of the issuer;

      b.   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

      c.   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

      d.   any immediate family member of any of the foregoing persons.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

The Company was incorporated on November 22, 2019 and does not have any significant operating history.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

Lucas & Friend is a Wyoming limited liability company (LLC) established on 22 November 2019 to explore business opportunities coming from the unmet and growing coliving needs of the global ethnic Chinese population, first in the United States, and thereafter, beyond.

Revenues, Operating Expenses and Net Income

As of September 31, 2019, we didn't record any revenues.

As of December 31, 2019, we had total operating expenses of $0,

As of December 31, 2019, our net income was $0.

Cash flows

As of December 31, 2019, the cash flow generated from operating activities was $0. As of December 31, 2019, the cash flow from investing activities was $0 while the cash flow generated by financing activities was $0.

Our historical results and cash flows are not representative of what investors should expect in the future.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents and cash generated from operations. Cash and cash equivalents consist primarily of cash on deposit with banks. As of December 31, 2019, the Company had cash and cash equivalents equal to $4,234.

As of December 31, 2019, the Company does not have any liabilities, material indebtedness nor any contingent liabilities.

Discussion of our operational plan and financing

We intend to use the proceeds of this offering to acquire a real estate property in Irvine and we plan to operate collaborate living ("coliving") spaces for students in Irvine, Southern California Coastal. This will be our first property branded under the Lucas & Friend *Hall* brand, as coliving spaces targeted at Chinese students who desire to feel at home while they embrace their new adventures in their new studies away from home and want to do so within a like-minded community of other students.

We chose to begin our vision some 40 miles southeast of Down Town Los Angeles ("DTLA") in the city of Irvine, situated in the heart of Orange County due to its prime location. Home to several higher education institutions including the University of California, Irvine (UCI), Concordia University, Irvine Valley College, the Orange County center of the University of Southern California (USC), we well as the campuses of California State University Fullerton (CSUF), the University of La Verne, and California State University Long Beach (CSULB), this location would have a blossoming market of students looking for off-campus accomodations.

However, our long term goal is to acquire a number of residential properties along the coastal area between Irvine and San Diego that fulfil our criteria for sustainable development for our student community and income-generating potential through rental and student services. This will be achieved by a 3-year plan to acquire a total of 15600 sf residential properties (2600 sf units x 2 properties x 3 years) and establish a student community in that area.

In order to do so, we will require raising additional funding and therefore, we plan to raise extra capital through extra rounds of Regulation Crowdfunding offerings and/or Regulation D (506c) offerings. We will also use debt instruments, primarily bank mortgages to finance our upcoming projects.

The Company expects to fund its operations and capital expenditure requirements from future operating cash flows, cash and cash equivalents, proceeds from this offering and credit facilities. We need to raise additional funds through public or private equity offerings or debt financings, but there can be no assurance that we will be able to do so on acceptable terms or at all.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the Company's business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

The Company is seeking a minimum of $50,000 in this offering. We expect that the Company's proceeds from this offering would be enough to finance its operation in the next 12 months.

The proceeds of this offering will provide us the capital to acquire the target real estate property in Irvine and increase the probability to secure and acquire real estate projects in the coming years.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

> **(i) in connection with the purchase or sale of any security?**
> No

> **(ii) involving the making of any false filing with the Commission?**
> No

> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

> **(i) in connection with the purchase or sale of any security?**
> No

> **(ii) involving the making of any false filing with the Commission?**
> No

> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or

officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer?
No

(B) engaging in the business of securities, insurance or banking?
No

(C) engaging in savings association or credit union activities?
No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
No

(ii) places limitations on the activities, functions or operations of such person?
No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
No

(ii) Section 5 of the Securities Act?
No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://lucasfriend.com/investors

The issuer must continue to comply with the ongoing reporting requirements until:
    a.   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    b.   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

    c.   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

    d.   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    e.   the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE
Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Nathan Jenkins

_____
[Signature Code: CubD1Mb71hV65uiN-N1I1S_6Iw2rwHh6w5ttcSPMGVW7dqx_q82ynVygRHrdzU9DMFAReP6H67fWLsga5COUWeVXcKcEZlZY_Bh5qnSTcB2iKNfBQU7smw]
Nathan Jenkins
CEO
Lucas & Friend Land Holdings, LLC
Date: 29 Apr 2020

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN



Lucas & Friend Business Plan

1.   Who is Lucas & Friend?

Lucas & Friend is a Wyoming limited liability company (LLC) established on 22 November 2019 to explore business opportunities coming from the unmet and growing coliving needs of "global Chinese", defined as those who share a culture unified by:

   a.   a culinary tradition centered on the rice bowl and a pair of chopsticks
   b.   the association of a welcoming refuge evoked by an invitation to return home to drink some traditional Chinese homemade soup,
   c.   a feeling of homesickness for Chinese wonton noodles, Chinese dumplings, or other Chinese comfort foods when away from "home", and
   d.   the need to take off one's shoes and put on slippers after arriving home and requiring visitors to do the same

We plan to begin first with projects in the United States, and thereafter, beyond.

2.   What is Coliving?

Coliving, also known as "collaborate living" is a type of intentional community providing shared housing for people with shared intentions. This may simply be coming together for activities such as meals and discussion in the common living areas, yet may extend to shared workspace and collective endeavours such as living more sustainably. (https://en.wikipedia.org/wiki/Coliving)

While coliving in its contemporary form may have drawn its roots from the crowded quarters of Silicon Valley *hacker hostels* housing computer entrepreneurs crammed into cheap bunks, dreaming of future digital glory, today's coliving arrangements offer quite a different picture. Often plush and inviting, they are driven by young professionals and millennials, often expats coming to a city for the first time, who are looking for flexibility, affordability and a ready-made community that they can plug into.

3.   The Benefits of Coliving

Coliving offers the following benefits for tenants:

- **_Convenience:_** Flexible accommodations, expedited admission and move-ins (i.e., many require only 14-day guarantees) and shorter leasing terms - 1-year, 12-month, 6-month to even one-year monthly lease options - making it highly attractive in today's more transient world.
- **_Cost less:_** Although the headline rents in coliving apartment may be generally some 25-30% higher than the traditional rent model, however, after accounting for all expenses incurred by a tenant throughout a lease and considering things like the amortised lost value of furniture, exit cleaning costs and general maintenance, the real cost premium to live in a coliving (like-for-like) unit is actually just around 5%. However, in practice, in many cases, coliving actually works out to be a cheaper lifestyle solution to living in a traditional landlord-tenant model. Considering all of the added benefits, coliving spaces can **reduce a tenant's living costs by as much as 20%** compared to what a tenant would need to spend when living alone. In addition, there are no lease break costs or any applicable agent fees, not to mention the time saved on going through a traditional rental process that could take months longer than even moderately competitive coliving businesses models.
- **_Community:_** Loneliness and social isolation are one of the fastest growing health concerns in much of the developed world, and coliving operators are cultivating communities that fight that through organised social activities, events, workshops and classes. Many also tend to match residents with other like-minded candidates though personality profiling.
- **_Collaboration:_** Catering to a young, aspirational demographic, often residents within coliving spaces enjoy the collaborative benefits that the community provides. Some coliving models cater entirely towards a certain profile or profession, with coliving operations that specifically house say 'digital nomads', blockchain communities, or tech start-ups etc.

Coliving works because they are full of engaging, open areas where tenants can work and socialize, as well as private bedrooms where they can have their "alone times".[1]

4.   The Business Model of Co-living for Co-living operators

The coliving profit model varies significantly due to lease structures and ownership models. Most coliving operators are asset light and try to work off a profit-sharing lease arrangement or management agreement, while others prefer fixed market based leases.

Less common are coliving master-lease structures, however that structure may expand as the sector matures. Operators that are owned by developers or investors also create efficiencies on costs. Coliving operator cost savings are driven by inefficiencies of a traditional residential building. Under a traditional residential model, there are three layers of fees. Firstly, a landlord pays a building manager to handle maintenance as and services of common space. Then a property manager is paid to collect rent and make sure the internal area of the apartment is maintained. Finally, you have a leasing agent who collects a lease fee upon successfully finding a tenant. When looking at coliving operators in whole buildings, they effectively act as all three (building manager, property manager and leasing agent)

---

[1] Co-living in Costly Cities – Asia Pacific by JLL
(http://www.realtynmore.com/wp-content/uploads/2019/04/JLL-Report_Co-living-in-asia-pacific.pdf)

without taking a fee from the landlord. In condominiums, a building manager will often already be in place; however a coliving operator still takes the place of a property manager and a leasing agent, again, without cost to the landlord. So using the same tenant and rental example as previously, coliving operators can remove outgoing line items for landlords, and in the process get potential rental discounts while still providing higher returns to landlords. Lease terms from coliving operators are often typically much longer than a traditional lease, often around 5 years plus extension options, and so landlords can also ensure limited downtime over a longer time horizon.

The table shows an example of how these removal of fees even under a lower base rent can improve landlord net incomes. [2]



Tenant vs Co-living operator (per room per month)

	Traditional Tenant	Co-living Operator	
Market Rent (monthly)	1,500	1,500	Market rent (monthly)
Occupancy rate	95%	10%	Discount
Average monthly rent	1,425	1,350	Net monthly rent to Landlord
Leasing/advertising cost (4% of rent)	71.25	0	Leasing/advertising cost
Management cost (6% of rent)	85.5	0	Management cost
Net to landlord	1,268	1,350	Net to landlord
Net annual (pre land tax)	15,219	16,200	Net annual (pre land tax)

Co-living model – gross margin per room

Base rental income
1,900

Occupancy
95%

Gross rental income
1,805

Rental payment to Landlord (as above)
1,350

Gross income to operator (monthly)
455

Source: Co-living in Costly Cities – Asia Pacific by JLL
http://www.realtynmore.com/wp-content/uploads/2019/04/JLL-Report_Co-living-in-asia-pacific.pdf

However, in reality, coliving units would actually charge a premium of about 27% higher than the price for a traditional flat, although in reality, the coliving tenant only pays about 5% more for the coliving experience after deducting the investments he/she would need to make to rent a flat under traditional arrangements, as seen below:

---

[2] Co-living in Costly Cities – Asia Pacific by JLL
(http://www.realtynmore.com/wp-content/uploads/2019/04/JLL-Report_Co-living-in-asia-pacific.pdf)

Co-living - A Singapore example – Tenant costs for a room

	Standard shared lease (per room)	Co-living lease	Operator cost efficiencies created
Base rent (monthly)	1,500	1,900	
Utilities	60	0	✓
WiFi	20	0	✓
Cleaning	100	0	✓
A/C servicing (monthly amortised)	10	0	✓
Move in costs (amortised)	10		
Tenants share of maintenance amortised	20	0	✓
Amortised furniture cost	70	0	✓
Lease stamp duty amortised	5	0	✓
Exit cleaning costs amortised	15	0	✓
Value of your time to arrange all the above	Unquantifiable	0	
Value of the flexibility to leave when you like	Unquantifiable	0	
Total monthly cost	**$1,810**	**$1,900**	
Co-living cost premium	**$90**	**5.0%**	

Prices are based on a single room, sharing a 2BR unit, no ensuite, mid-end location, all prices in SGD

Source: Co-living in Costly Cities – Asia Pacific by JLL
http://www.realtynmore.com/wp-content/uploads/2019/04/JLL-Report_Co-living-in-asia-pacific.pdf

5.   Drivers of the Coliving Trend

We at Lucas & Friend believe that coliving will become more and more a chosen way of life for many due to a number of demand drivers:
- Millennial driven:
  - The desire to work and live in the cities
  - The valuation of experience over ownership of things. Coliving plays right into this reality because it makes housing a service and an experience, rather than a product. Millennials value access to this service over ownership of it.
  - A greater tolerance for the various quirks of coliving because their lives play out on social media where each major life experience is a moment to be shared across their network anyways
  - Trend towards shared economy: growing demand for millennials to chase flexible contracts over traditional ones has blended in well with the already growing economic concept of shared economy - now present in rental properties.
- Trend of self-employment and so working and living in the same place
- Decreasing Housing Affordability: Cost of having an individual apartment in cities becoming more and more unaffordable as urbanisation rates and urban population rates continue to rise, alongside with immigration rates to what many call gateway cities. The cost of housing remains a challenge in almost all gateway cities worldwide. House and condominium prices grew significantly faster than wages and rental costs. And, as a result, the financial decision made between renting or buying real estate is now more than ever skewed towards renting.
- The ongoing evolution of global assignments shifting away from traditional long-term engagements to more short-term projects – making coliving by far the most suitable option for many assignees. The corporate sector is also supporting demand for coliving, with more

project-based relocations or short-term assignments that are 3 to 12 months: a length of stay that does not currently fall into any traditional rental sectors.

- Trend for landlords demanding more months' deposits: upwards of 4-6 months of rent required before moving in – making coliving a much more desirable option.
- Demographics: Delayed marriage and child rearing has shifted housing requirements for the entire age bracket of mid-20's to early 30's. The median age of marriage across the 36 member countries of (the Organisation for Economic Co-operation and Development) OECD* is now 32 years[3], up 5 years from 1990. This is reducing the requirement for traditional residential space and increasing the demand for flexible lifestyle-based housing
- Serviced based living is on the rise – from student housing to renters who prefer the serviced-based offering of multifamily over traditional condominiums.

Thus, with these drivers, the coliving sector with options for accommodation anywhere from a few months to a year has emerged, bridging the housing gap that isn't supported by any of the other living/accommodation categories.

6. Current Coliving Offerings and Opportunities

6.1. <u>For those looking at buying coliving services</u>
Presently, coliving is found servicing only two extremes of buyers:

6.1.1. *<u>For those on the fringe, just trying to get by: the Hacker Hostels</u>*
Crammed quarters of bunk beds for aspiring tech entrepreneurs, sharing a house and often the same room to cut cost of living. Many *hacker houses* became popularized due to the focus around collaboration of tenants into groups of unified career choices - entrepreneurs, engineers, photographers, developers, day laborers etc.
Hacker houses:
1. **Chez JJ, San Francisco-Hacker house:** Has housed 400 residents, since its conception in 2013. All tenants have rented either a room or bunk within the lofty residence for a price ranging between $1200 to $2000 with many individuals only getting a bed for the price, showing how the value is below average and privacy cost extra.
2. **20 Mission San Francisco:** Began as a 12000 sq ft hotel ballroom that had later been converted into private pop-up rooms, costing $1800 per unit per month. Each room measures 240 sq ft; however, all rooms give up quality in the chase for mediocre priced privacy.
3. **Bed n Build:** On the other hand, starts off rents lower at around $1400 per room, but this does not guarantee you flexibility of moving in or out with lenient lease terms nor does it guarantee any privacy. To benefit from the affordable prices, tenants' give up other basic necessities, running the price of living up a premium to add these later.

References:
https://www.wired.com/2015/08/sf-hacker-hostel-faces-real-world-loses/
https://www.bloomberg.com/news/features/2015-07-14/a-week-inside-a-hacker-hostel
https://www.npr.org/2018/10/21/654426576/cant-find-an-affordable-home-try-living-in-a-pod

---

[3] http://www.oecd.org/social/family/SF_3_1_Marriage_and_divorce_rates.pdf

Few, if any, in the *hacker house* market have fulfilled low cost for tenants, at-par living quality and flexible lease options (with no hidden fees) while also allowing for the privacy element. Hacker houses typically have one of these limitations.

6.1.2. *For those who choose coliving for the lifestyle:*
Bringing affordability, quality, flexibility, security of mind and even cleanliness to the shared economy, coliving gives new meaning to how the market can meet the needs and mindset of millennial renters in a transient space. These revolutionary make-overs of the former hacker house dilemma, fortunately, provide the benefit of economies of scale to their assignees without forfeiting quality, convenience or security.

Coliving major market leaders:
1. **The Collective (UK)**: Short and medium stay coliving startup that has raised more than $800 million throughout its public funding in the UK, US and Europe. With these funds it has acquired 8000 units that have opened or plan to be available soon. This procuring of real estate has allowed it to become one of the largest coliving organizations in terms of rooms available. Canary Wharf possesses one of its largest single establishments that expands 705 rooms. It has two of its largest collections of coliving real estate in cities like London and New York, and in these cities it provides short and medium term stays that alternate depending on which residency is chosen by the assignee. The company and its founders claim how it is a "global living movement" as it represents itself amongst millennial audiences in the UK, US and Europe. Perks include: house cleaning, utilities included, WIFI, gym, weekly events, and working spaces.
2. **Dash Living (HK)**: Rental space startup in Hong Kong, with a portfolio of over 600 filled coliving spaces has been renting out spaces for $1800 per unit, even though the average space is just 1200 sq. ft. split between three people. Rooms include newly furnished plush rooms, monthly contracts, gym membership, discounts on businesses in their network, and a mobile app used for connectivity of assignees. However, the rather basic level of their integrated phone applications and use-cases has left many questioning the value of using the mobile app which along with the $4.50 per sq. ft. (assuming 3 bedrooms per shared unit) makes the company less attractive in the coliving market.
3. **Common (US)**: Having originality in its approach, Common is using its $23 million in raised funds to systematically address why roommates do not get along, leading them to do background checks and personality scans to find the best matches for their assignees. Up till today, they have raised some $63 million in funding from various venture capital groups. Common puts user experience and privacy at the top of their priorities, creating standards such as no two assignees sharing a room and there always being a spare restroom. Between the startup's 9 properties in 3 major cities within the US, Common boasts a record of 2,500 new applicants each week. Perks include Wi-Fi, cleaning, utilities, and basic supplies as well as, most importantly, simple transfers between coliving locations. Leases, however, are tightly squeezed between the choice of either six-month or one-year leases.
4. **WeLive**: This spin-off company of WeWork, has two locations in New York City and Arlington, Virginia, and has drifted into the coliving space market with its fully furnished housing, flexible leases, and its "landing pads" for entrepreneur focus. Rooms cost around $1,900 for a private room, whereas studio options come in at a 20 % premium compared to the average studio, bringing them in at $3050. WeLive prizes itself on its amnemities such as workspace, gym,

discounts and access to nearby merchants, happy hour for its adult audiences, house cleaning that restocks all relevant cleaning supplies, and a mobile app that is limited to scheduling house cleaning appointments.

5. **Other significant Coliving operators:** Numerous options for coliving come in many places and parameters with two medium options being **Open Door** & **Outsite** and smaller, still, startups in single major cities like New York City or San Francisco that are two of the largest gateway locations. Open Door just announced its goals to have 1000 units by year's end, while Outsite is planning to expand with membership options that gives discounts to venders and also qualifies assignees to relocate to any of their 10 locations on short notice. Other regional coliving startups have differentiated themselves from the other players in the market by providing their unique services such as offering: Complete television subscriptions to all major providers (**Tribe**), Month-to-month leases with no strings attached policy (**Outpost**), Complementary groceries (**Dwell**), Everyday events for the community (**Haas**), The best home security and tech in the housing market (**Quarters**), High-tech matchmaking system (**Ollie**), and Daily shuttling to and from university campuses (**Tripalink**).

References:
https://www.businessinsider.sg/what-is-co-living-2017-2
https://www.businessinsider.my/what-is-co-living-2017-2
https://www.businessinsider.com/what-is-co-living-2017-2?IR=T
https://www.theguardian.com/cities/2019/sep/03/co-living-the-end-of-urban-loneliness-or-cynical-corporate-dormitories
https://travelranked.com/best-coliving-spaces-in-the-usa/

6.2. <u>For those looking at making money from the offering of coliving services</u>

Presently, participants who wish to make money from the coliving trend are only open to:

1. **Property Investors: Current Landlords / Developers:** Current landlords/property investors can either take their existing property or buy a property and gentrify it and either go about alone to rent out or to cooperate with the various coliving operators or brokers/real estate agents. If they also manage the property, they will have monthly rental income streams. This strategy naturally implies high risk, big returns. Requiring large amounts of money to participate in this capacity, this participation is thus limited to property developers or various *accredited investors* who invest into these property investors. Each developer establishes its requirement for joining these communities and each development can be anything from large four or five-bedroom flats to entire buildings with several stories and dozens of residents. Communal areas in coliving buildings generally account for between 25% and 30% of the facilities and rooms can be shared or private.

2. **Property Management Operators: Property Management Operators can then set up as to operate as coliving operators** to receive monthly rental income streams. Private/accredited investors, especially venture capital firms have been the main participants, investing into newly formed coliving operators such as Common.

3. **Leasing agents:** Real estate/hotel/airbnb brokers also play a part in the coliving sector with coliving properties simply being another offering in their commission-based leasing portfolios.

7. Gaps in Today's Coliving Offerings

7.1. The Gap in the coliving services market

7.1.1. *For those looking at buying coliving services*
Priced between the two sets of coliving products available in the market, there exists many market segments whose needs are not met by the coliving market's current offerings which flips just basically between the two extremes: basic hacker hostels and plush accommodations offered at super premium prices.

There are currently not many offerings that are tailor made to specific market segment needs set between the two extremes.

7.1.2. *For those looking at making money from the growing coliving trend*
Right now, in the coliving sector, participating as property investors and property management operators is really only open to accredited investors with investments limited to those of only high risk requiring **huge capital relays required. Thus, few can participate.**

****

8. Our Current Lucas & Friend Irvine Co-living Opportunity: To Invest in and Manage Co-living Global Chinese Students Rental Accomodations in Irvine

8.1. A Unique Investment Opportunity Offering Many Advantages
Our current Lucas & Friend coliving investment offering is a prime opportunity to invest in a very visible and attractive segment in the rental accomodations market whose needs are currently not well met: global Chinese students desiring to feel at home while wishing to integrate into their new locations and life stage in the Southern California coastal area, with our present project in Irvine. This investment opportunity is unique because we are:

1. Taking up the role of both property owner/developer and property operator and
2. Offering the opportunity as a crowdfunding offer on Mr. Crowd (https://MrCrowd.com) thus making it possible for not just venture capitalists/property developers and accredited investors to invest

The result is the following advantages:
1. **Little capital required to participate as a property owner/developer:** Unlike traditional property investments which require relays of hundreds of thousands of dollars upfront, to participate in this offering, investors here can already participate as a property owner based on his/her affordability
2. **Potential for higher investment returns** as it combines the possibility for investment gains from property appreciation with steady revenue streams from the property management/coliving rentals
3. **Speed to market:** crowd-funding does not require as much regulatory red tape so that coliving property developments can be identified, funded, and executed in a swift manner to take advantage of opportunities at first opportunity

8.2. The Attractions of Coliving for Global Chinese Students

Coliving rental accommodations are particularly attractive to global Chinese students in the following ways:

- **Private-room accomodations** within larger facilities at a fraction of the cost and without the additional hidden fees of traditional systems
- **Flexibility:** Under the traditional rental lease system, students wishing to opt out of their apartments during summer breaks or gap period for internship would need to either find a replacement or cancel their leases early, both of which would stir up considerable hassle and/or incur significant costs. This is where we can appreciate the flexibility of a coliving framework of 1 to 12-month lease options.
- **Convenience:** The communal products and services such as housecleaning and even a Chinese-oriented home grocery delivery services can save scarce time and effort so they can concentrate on their school work and other higher economic utility activities

8.3.   The Attractiveness of Investing in Student Housing in Irvine

According to the University of California Irvine (UCI)'s own enrollment data, the university has 37,629 students[4], 62% of whom live off campus, not with their parents off campus[5]. This market segment of students is particularly attractive because with a staggering 40,000 students predicted to be enrolled by the end of 2025 at the University of California Irvine (UCI) by the next decade (equating to 3% annual growth) [6], a scarcity in affordable rental accommodations for students is inevitable thus ensuring insulated rental prices and little vacancy risks. In particular, the UCI student housing to student body ratio has been decreasing in recent years due to student demand - with this trend expected to only rise with the success of the school, as seen with the article by *Money Magazine's* naming of UC Irvine as #1 university in 2019 as "best value university" nation-wide. [7] Moreover, a few other colleges in the area also increases the demand for student housing in Irvine so demand from UCI and the 5 other colleges could be as high as demand for some 80,280 student beds for living off campus:

College	# Students Enrolled	Number Students Living off campus	% Students living off campus
University of California Irvine	37,629	23329.98	62%
Concordia University-Irvine[8]	4,249	2,252	53%
Irvine Valley College[9]	13,157	13,157	100%
Saddleback College[10]	20,007	20,007	100%

---

[4] https://uci.edu/university-facts/
[5] https://www.usnews.com/best-colleges/university-of-california-irvine-1314/student-life
[6] Uci's 10-year Plan Would Increase Student Population To 40,000, Boost Latino Enrollment
Chris Haire -
https://www.ocregister.com/2016/02/29/ucis-10-year-plan-would-increase-student-population-to-40000-boost-latino-enrollment/
[7] Uci Is No. 1 Among Money Magazine's 'best Colleges'
https://news.uci.edu/2019/08/12/uci-is-no-1-among-money-magazines-best-colleges/
[8] https://www.cappex.com/colleges/concordia-university-irvine
[9] https://www.communitycollegereview.com/irvine-valley-college-profile
[10] https://www.communitycollegereview.com/saddleback-college-profile

Orange Coast College[11]	21,247	20,610	97%
Vanguard University[12]	1,848	924	50%
TOTAL Student Housing Demand in Irvine	98,137	80,280	

8.4.   The Attractiveness of Investing in Coliving Student Accommodations in Irvine

Irvine presents a particularly attractive profile for coliving accomodations investments due to the following growing trends in:

1. Urbanization,
2. Immigration, and
3. Shared economy.

8.4.1.   *Urbanization*

Ranking 14th nation-wide in city population growth with a 4.16%[13] increase in 2018 alone, Irvine currently houses an estimated 282,572 residents[14]. In 2017 there had been a 46% growth[15] in Irvine over the previous decade with a significant amount coming from Irvine's 88,093 student population (from primary school to university level)[16]. Healthy market trends show how urbanization has also led to a vigorous uptrend in businesses in the Irvine area with over 15,600[17] companies and all 11 market sectors operating within the city boundaries[18].

With 68.5 % of Irvine reportedly having a bachelor's degree and another 19.8 % having some level of college education[19], it is accurate to also predict that more professionals will be turning to coliving for various needs as white-collar service jobs also increases:

a. Housing for work trips to the area,
b. Housing for entrepreneurs who need flexible housing, and
c. Students who need to plan for their gap periods and cannot do long leases - pushing up the needs and demand for coliving housing

8.4.2.   *Immigration*

---

[11] https://www.ocregister.com/2015/05/22/orange-coast-college-aims-to-open-on-campus-dorms-buy-fall-2019/

[12] https://www.usnews.com/best-colleges/vanguard-university-of-southern-california-1293/student-life

[13] Census Bureau Reveals Fastest-growing Large Cities
US Census Bureau - https://www.census.gov/newsroom/press-releases/2018/estimates-cities.html

[14] Irvine, California Population 2020
http://worldpopulationreview.com/us-cities/irvine-population/

[15] 10 Years Of Change: What New Census Says About 20 Southern California Cities
Ian Wheeler -
https://www.ocregister.com/2017/09/14/10-years-of-change-what-new-census-says-about-20-southern-california-cities/

[16] Irvine Ca Education Data
https://www.towncharts.com/California/Education/Irvine-city-CA-Education-data.html

[17] Irvine, Ca Local Business Information
www.goldenshovelagency.com - Golden Shovel Agency -
http://www.irvinechambereconomicdevelopment.com/site-selection/irvine-faq

[18] The 11 Sectors Of the Stock Market
Justin Kuepper - https://etfdb.com/etf-education/the-10-sectors-of-the-stock-market/

[19] http://www.irvinechambereconomicdevelopment.com/site-selection/irvine-faq

Taking the top #2 spot in all large American cities, Irvine is 2nd only behind San Francisco for most Chinese-Americans, pushing the city to above 17 % in 2016.[20] In reference to the most prestigious university in the Irvine area - University of California, Irvine - Asian student population makes up 58 % of the university campus[21], while international Chinese students alone make up a staggering 13.1 % of the student body.[22] This shows an all-time high in Chinese population that has created a demand that traditional housing cannot answer, manifesting a coliving need for international students who are left chasing Irvine's high prices and less affordable options.

8.4.3. *Shared economy*

As millennials (including Gen Z) become more dominant in the adult population globally, their values become more the norm which is evident in how experience overtakes ownership and how temporary overtakes permanent, leading to shared economy practices. Shared economy, the idea of renting or leasing out property or assets to temporary assignees, can best be witnessed in Asian and Pacific demographics as well as the rising Chinese millennial population (including both international Chinese students as well as American Chinese) which makes up some 18.45% of the student population at top ranking UC Irvine[23]. These demographic conditions of having Chinese millennial students who are most likely to participate in shared economy goes to encourage the use of the coliving approach.

8.5. The Special Characteristics and Coliving Needs of Global Chinese students

Global Chinese students represent a unique coliving rental market sector with unique characteristics and needs not currently satisfied in the market.

These include:
1. A savviness and preference for more delivery and automated systems enhanced with apps at fingertips
2. Payment preferences focus more on weChat pay, Ali Pay, and Paypal
3. The need for appliances, cookware, dishware, and utensils centered around the wok, chopsticks, and the rice bowl
4. The desire to cook cuisines with strong character where the aromas may not be palatable to other house mates not familiar with such tastes and smells.
5. The need for Chinese food ingredients
6. The need and desire for personal care services specially adapted to Chinese features/characteristics/styles (for e.g., Chinese style hairdressing, massage and facial services)
7. The culture of shoes off and slippers only in the house.
8. Ultra fast Internet Service because global Chinese students are used to having the highest speed Internet
9. Access to entertainment subscriptions such as Netflix and ESPN

---

[20] Why Asians Have Become the Dominant Group in Irvine – and What That Means For the City
Ian Wheeler-Tomoya Shimura -
https://www.ocregister.com/2016/09/21/why-asians-have-become-the-dominant-group-in-irvine-and-what-that-means-for-the-city/
[21] https://goldsea.com/AAU/irvine.html
[22] University Of California - Irvine International
https://www.collegefactual.com/colleges/university-of-california-irvine/student-life/international/
[23] Because Chinese make up 32% of the Asian population, we can extrapolate that ethnic Chinese as a whole make up 18.45% of UCI's total student body.

8.6. The Lucas & Friend Irvine Offer for Global Chinese Students

Our Lucas & Friend Co-living accommodations offer is based on the story of a reality-based fictional character called Lucas (who has been born and raised to embody those Global Chinese cultural traits described earlier) who had been given the opportunity to study overseas for his university education. Friendly, adventurous, and positive in nature, he embraces this adventure eagerly, desiring to integrate into his new overseas setting and his new life and to share his learning to other global Chinese new to the overseas scene through regular culinary gatherings and group-bonding activities. However, amidst all his enthusiasm to "settle in" to his new life, Lucas discovers a few "global Chinese traits" which he cannot abandon central to his existence: his attachment to a good multi-purpose rice cooker, his homesickness for homemade traditional Chinese soups and various Chinese comfort foods such as wonton noodles, and his need to instill the rule of no shoes in the house, slippers only in order to feel at ease, at home.

Thus, our **global Chinese tenants** which we call "**老友**" or **"Luyos"** (the anglicized, shortened form of "Friends of Lucas") will pay a fixed **Monthly Rental Price** to feel "at home" while they colive in our Lucas & Friend accommodations with a **standard bedroom with shared bathroom priced at US$1,310 per month and a deluxe bedroom with a private ensuite bathroom priced at US$1,650 per month.** They will require only a **one month deposit** with the choice of either **6-month or 12-month lease (5% off)**. Depending on the size, placement, and location of the rooms in the house and in the vicinity, variations in prices will exist between actual rooms.

Thus the Lucas & Friend coliving experience is spearheaded by our unique **"Shoes Off, Slippers Only when @Home" house rule**, where extra pairs of our **monogrammed L&F guest slippers** will be available on loan to guests to wear when they come to visit. When our "Luyos" arrive, each will also be given a pair of these monogrammed slippers as a Welcoming Gift on arrival while we encourage them to bring and wear their own slippers in the house. They will also be given the gift of a pair of L&F monogrammed chopsticks each when they begin their stay at Lucas & Friend.

And of course, occupying a central place in the kitchen of every Lucas & Friend location will be a **large premium brand multi-purpose rice-cooker, rice bowls and chopsticks and Chinese woks.** Supporting these Chinese culinary tools and accessories will be a particularly **Chinese-oriented weekly grocery-shopping concierge delivery service** offering in particular, **premium Chinese rice.**

For the monthly rental price, they will receive:

● **Fully-furnished bedrooms**: Each will contain a Desk, a Desk Lamp, Book Case, Closet complete with both hanging rack and shelving/drawers storage, Double Bed, a bedside platform/table and a Bedside light [NOTE: some rooms may have ensuite bathrooms and those will carry higher prices while most other rooms will have shared bathrooms]
● **Fully-furnished common areas:** Include:
  ○ Living Room with sofas and coffee tables, a television and a basic entertainment system
  ○ Dining area: with dining table and dining chairs
    ■ **Foldable Round Table Top with additional fold up chairs:** Hidden away but readily taken out and placed on top of the usual rectangular/square dining table to transform the individually set seating dining experience into a communal one

- Kitchen: with:
  - Appliances: 4-burner cooktop with exhaust hood, full-sized oven, dishwasher, full-sized fridge with freezer, full-sized deep dual sink, microwave oven, hot water pot, toaster oven, **large-sized, premium multi-functional rice cooker, soup-making crock pot**, blender, and coffee machine
  - Pots, pans, and oven trays including **woks for steaming and stir-frying**
  - Dishware, serving, cooking (such as a wok spatula and ladle) and eating utensils specially including Chinese rice bowls and china spoons, guest and service chopsticks, and other Chinese dishware (soy sauce dishes, steaming bowls, and oval serving dishes)
- Washing Machine and Dryer with an indoor laundry hanging area
- Entrance with a temporary shoe rack, and small hat rack for the temporary airing of outdoor clothing and shoes

- **Shared amenities:** Toilet paper, Hand wash, Paper Towels, Dishwashing Detergents, Laundry Detergent, fabric softener and fabric softener sheets, mop, vacuum cleaner, and basic cleaning supplies
- **Housekeeping services**: Once a week, there will be the cleaning of shared spaces, including but not limited to kitchens, living rooms, dining areas, and shared bathrooms
- **Homemade Chinese Soup:** Once a week, Luyos will have specially made for them a large crock pot of homemade Chinese soup to instill the heartwarming message of **"回家飲湯"/ "Welcome Home".**
- **Weekly Concierge Grocery Shopping Service:** Ordered and paid for through our @Home App, our luyos will be able to directly order groceries from a specially selected set of grocery stores with a strong Chinese product/produce selection, and have these delivered to them once a week
- **Visitor slippers:** Placed at the entrance of the property on loan to visitors when they visit a member will be pairs of slippers
- **Fixed utilities:** Water, electricity, indoor heating, and ultra-high speed Wifi
- **In-house entertainment subscriptions:** ESPN and Netflix
- **24-hour Property Services:** Our professional property services team, NOT live-in landlords breathing down tenants' necks, all fluent in English, Cantonese, and Mandarin are available 24 hours to respond to maintenance requests and to make sure our accommodations are ready to give tenants a feeling of home while helping them to integrate into their new life and surroundings.
- **Pre-selected other like-minded students** with whom to share the communal areas to give you the feeling of home while like you, also desiring to integrate into your new life and surroundings
- **Lucas & Friend Proprietary @Home APP:**
  - **Convenient solution -** along with the integrated phone application system comes many functions such as setting up *weekly home-delivery of groceries with a particularly strong selection of shopping from Chinese produce/product strong grocery stores* that employs an intuitive system for doing grocery lists from your favorite stores.
  - **Your most "@home' payment methods:** Allows you to pay directly using weChat Pay, Alipay, and PayPal
  - **The Chinese Connection:** Feature includes Events, Chats, Referrals and Connections with a small selection of businesses that provide a global Chinese touch such as Hairdressers specialized in Chinese hair and the latest Chinese hair styles, Massage venues offering Chinese Acupressure point massages, and even Perks such as special discounts from Car rental service companies and other merchants, giving you access to a friendly on-line and off-line community to make you feel at home

8.7.   The Development Project

To enable us to fulfill the above offering of coliving rental accomodations targeted at global Chinese students wanting to feel "at home" while wishing to integrate into their study and living environments, Lucas & Friend will purchase an existing real estate with 4 to 5 bathrooms similar to the single-family property mentioned below. Property will be modified to fit the offering description (above), rented out (directly and via brokers) and managed according to our promise and vision described in 8.6:

8.7.1. *Prospective real estate property # 1*

Exterior:





Interior











Description

The property will be located in the Irvine - Ivywood neighborhood

- **Location:** TBC
- **Type:** Single-family house   4 bd | 4 ba | approx. 2,420 sq ft
- **Asking Price:** $1,098,000
- **Major renovation:** Adding FOUR additional bedrooms so that the final outcome will be:
  - 1 Master Bedroom with private bathroom
  - 7 bedrooms sharing 3 bathrooms
- **Outfitting with new modern appliances and built-in fixtures:**
  - **Kitchen:** Full-sized fridge with large freezer, dishwasher, full-sized dual sink, 4-burner electric cooking range with full-sized oven, and microwave.
  - **Laundry room:** Washer and dryer
  - **Shared Bathrooms:** Full-sized walk in shower
- **Interior Touch Ups and Furniture Purchases:** Soft-coloured modern furniture and fittings in bedrooms and shared spaces with interiors brushed up to create a warm, positive home feeling that fosters calm and healthy vibes for our student residents
- **Basic supplies:** In addition to the basic dishware, cookware, and serving and eating utensils found in other serviced apartments and bed and breakfast rentals, our Lucas & Friend coliving accommodations will include special selections specially tailored to the Chinese student as described in 8.6.

8.7.2. *Prospective real estate property # 2*

Exterior:





Interior







Description

The property will be located in Irvine - San Paulo neighborhood

- **Location:** TBC
- **Type:** Single-family house   5 bd | 5 ba | approx. 2,440 sq ft
- **Asking Price:** $1,249,000
- **Major renovation:** Adding THREE additional bedrooms so that the final outcome will be:
    ○ 1 Master Bedroom with private bathroom
    ○ 8 bedrooms sharing 4 bathrooms
- **Outfitting with new modern appliances and built-in fixtures:**
    ○ **Kitchen:** Full-sized fridge with large freezer, dishwasher, full-sized dual sink, 4-burner electric cooking range with full-sized oven, and microwave.
    ○ **Laundry room:** Washer and dryer
    ○ **Shared Bathrooms:** Full-sized walk in shower
- **Interior Touch Ups and Furniture Purchases:** Soft-coloured modern furniture and fittings in bedrooms and shared spaces with interiors brushed up to create a warm, positive home feeling that fosters calm and healthy vibes for our student residents
- **Basic supplies:** In addition to the basic dishware, cookware, and serving and eating utensils found in other serviced apartments and bed and breakfast rentals, our Lucas & Friend coliving

accommodations will include special selections specially tailored to the Chinese student as described in 8.6.

8.8.   Timeline

Headline: **Irvine Global Chinese Student Co-living - An Idea is born!**
Date: July 2019
Story: After years of experience in international student services specialized in Chinese students from China and Taiwan, and later participation within the real estate market of Irvine, California, in overseeing real estate investment, development, and property management, Nathan comes up with the idea of Lucas & Friend Hall Irvine ("Lucas & Friend") and puts together a business plan.

Headline: **Advisory Team is formed**
Date: August 2019
Story: Nathan puts together an advisory team for Lucas & Friend with a variety of expertise ranging from real estate development, legal compliance and building execution to execute his vision of a unique coliving concept specially made to fit the exacting needs of Chinese students.

Headline: **Incorporation of Lucas & Friend LLC**
Date: November 2019
Story: Lucas & Friend dba as Lucas & Friend Hall Irvine is established as a real estate functioning LLC, incorporated out of the state of Wyoming for various legal protections and benefits to shareholders.

Headline: **Engagement of Mr. Crowd (https://MrCrowd.com) for equity crowdfunding**
Date: December 2019
Story: Lucas & Friend appoints Mr. Crowd (https://MrCrowd.com) to assist them in raising funds through Regulation Crowdfunding, targeting not only accredited investors but also retail investors, eager to take an equity stake in what may be the sexiest sector in today's real estate market, coliving accommodations in Irvine targeted at a Chinese student clientele.

Headline: **Filing of Form C to SEC EDGAR and Launch of Campaign**
Date: February 2020
Story: Company files their Form C to SEC EDGAR, and Lucas & Friend's crowdfunding equity offering launches on Mr. Crowd (https://MrCrowd.com) as the first U.S. real estate and Chinese student coliving investment opportunity open to the general public.

Headline: **Acquisition and Renovation of Property**
Date: July 2020
Story: With equity funds raised, the company acquires a standalone house in Irvine and renovates it into a building housing Nathan's coliving vision by adding bedrooms to the property

with the final structure expected to include: - 1 Master Bedroom with private bathroom and 7 bedrooms sharing 3 bathrooms.

Headline: **Development of @Home Mobile App**
Date September 2020
Story: Work will begin to create a Smart-home, integrated, phone application system which will come with functions such as the setting up of a weekly Concierge grocery shopping service with home-delivery tied to stores with a particularly strong selection of Chinese produce and products.

Headline: **Promotion of Lucas & Friend Hall Irvine to Prospective Luyos**
Date: October 2020
Story: Active Promotion via media relations and education and global Chinese networks to rent out the coliving spaces to prospective Luyos (the name given to tenants staying at Lucas & Friend) during housing renovations.

Headline: **Development of @Home Payment Methods**
Date: October 2020
Story: Work begins on @Home Payment Methods to allow payments to be made directly using Wechat pay, Alipay, and PayPal providing the highest standard of convenience to global Chinese students with a preference for these methods.

Headline: **Lucas & Friend Hall Irvine Ready, Luyos Move In!**
Date: December 2020
Story: Renovation Lucas & Friend Hall Irvine is complete and ready for Luyos to move in complete with @Home APPs with WeChat pay, Alipay, and PayPal payment methods.

Headline: **School Reopens with Lucas & Friend Hall Irvine Fully Rented Out and Occupied with Luyos**
Date: January 2021
Story: Luyos begin their coliving experience at Lucas & Friend Hall Irvine, employing the @Home APP with WeChat pay, Alipay, and PayPal payment methods for rental payments and additional services.

9.   Our Team



Nathan Jenkins
Founder & CEO
Speciality: Corporate Direction, Strategy, Vision

Nathan Jenkins ("Nathan") is the Founder and Chief Executive Officer (CEO) of Lucas & Friend LLC dba Lucas & Friend Hall Irvine ("Lucas & Friend") established on 22 November 2019. Prior to his founding of Lucas & Friend, Jenkins has held a variety of technical and managerial positions in a variety of fields including: Events Management and Food & Beverage Operations, Business Consulting, Digital Marketing, Business Consulting, International Student Services, and Leasing and Property Management.

After a one year stint at entrepreneurship with his own Digital Marketing consultancy business in the health and fitness market, it has been really his last two positions as Chief Brand Officer at the Los Angeles branch of Education Insider and as Business Development and Customer Relations Manager at a property development and property management company in Irvine in particular, which have ignited in him the idea to create a unique coliving space for "global Chinese" students, defined as those unified by the culture of the rice bowl, coming home to drink traditional homemade Chinese soups and a house rules of slippers only when at home.

Familiar and comfortable with unconventional communications platforms such as WeChat, rarely used by most Americans but popular amongst the Chinese population, he used these platforms to leverage public relations messages to Chinese and Taiwanese clientele during his tenure at Education Insider. There, he played a major role in developing the company's relationships with many of Southern California's tertiary educational institutions such as California State University, Longbeach, California State University, Fullerton, and California State University, Los Angeles, as well as top-rated community colleges like Santa Monica College and Pasadena City College in addition to cultivating relationships with many overseas education agents.

But really, it was his last position as Business Development & Customer Relations Manager at a property development and property management company in Irvine that gave Nathan the confidence and drive to put his coliving idea into action in the form of Lucas & Friend Hall Irvine. There, he worked with two colleagues to upgrade, furnish, and lease out six apartment units (averaging 1,200 square feet in size) to mainly Chinese tenants in the form of fully-furnished short term Bed and Breakfast stays, involving in investment, buying and operating decisions as well as day-to-day property management to improve profitability and yield ratios.

To strengthen his real estate investment skills, besides self study, Nathan has also sought to increase knowledge in this area by taking courses from institutions such as Legacy and the Rich Dad Foundation.

Born and raised in California where he resides to the present day, Nathan has always been active in student affairs. During his formative years pursuing a Bachelor's of Science degree in Finance and Management from The Master's University in Santa Clarita, California, he served as an Associated Student Body ("ASB") representative in the capacity of International Relations Liaison during his Junior and Senior years, regularly creating and managing large scale events for a mainly Chinese and Asian school body.

Business Experience:

Lucas & Friend Land Holdings, LLC (November 2019 – Present)
Chief Executive Officer
- Administering a 'lean canvas' approach to solving housing problems in young and developing gateway cities like Irvine, to battle demand from Global Chinese student markets
- Consulting with company team of financing and branding specialists to facilitate creative finance on property development projects for future co-living real estate offerings
- Overseeing legal relations with attorneys to stay up to code in asset management and protection
- Regulating company alignment with financial procedures when dealing with leveraging of debt to get bank loans and hard money loans if creative financing does not meet the target funding thresholds
- Executing appropriate measurements to build a network of realtors, creditors, mortgage brokers, bankers, property managers, tax advisers and news editors to get company name out via branding
- Ascertaining creative solutions for local housing problems in gateway cities for college students via coliving operations

Self Study (August 2019 – November 2019)
Self-study and outside courses, Real Estate Investment while gathering team and putting into action Lucas & Friend Hall Irvine

Tote & Carry (January 2019 – July 2019)
Digital Media Marketing Specialist
- Advising marketing team on how to turn media engagements into sales while also isolating email marketing for higher client retention
- Procuring marketing relations to create sales funnels for online marketplace
- Counseling team on how to improve brand awareness via media outlets
- Employing connections with new brand ambassadors to model the brand of Tote & Carry and all other affiliates

Education Insider (March 2018 – October 2018)
Chief Brand Officer
- Holding company promotions with market agents and academic counselors who would help connect company with new clients overseas and get these clients into 4-year Cal State universities in Southern California
- Making executions on company branding campaigns by expanding the brand through WeChat marketing groups to Chinese and Taiwanese student networks who wanted to come to the U.S. as international students

- Providing network support for clients to services and agents who could aid students in additional services that our organization could not replicate on their behalf

Healthnet Media Marketing (March 2017 – January 2018)
Founder & CEO
- Networking with other marketing specialists to provide umbrella services to clients in the fields of health and wellness at competitive costs
- Organizing various campaigns for clients on Facebook, Instagram, and email marketing to increase traffic on their websites and get them more sales

Lsquare Consulting (March 2016 – February 2017)
Finance Intern
- Performing office operations in line with projections on client valuations for each fiscal period to hit milestones
- Researching clients' competitors, financials, and market dominance in order to help client outperform their competitors
- Appraising the current and future evaluations of clients based on their past and present profitability strategies

Panda Restaurant Group (December 2015 – February 2016)
Management Intern
- Fostering a level of professionalism while also shadowing restaurant managers when they handled day-to-day operations
- Running back of house restaurant functions and hosting Chinese-themed events at Panda locations in northern Orange County

TMC FINANCIAL AID (May 2015 – August 2015)
Financial Aid Intern
- Administrating student accounts based on merit and financial need
- Consulting individuals in relation to subsidized and unsubsidized loans and loan amounts
- Interpreting and abiding to the regulations set by CSAC

BON APPETIT MANAGEMENT COMPANY (September 2012 – July 2015)
Assistant Student Manager
- Collaborating efforts in team leadership and human resource management
- Operating cash register and performance aspects of food preparation, serving, and clean up at college restaurant

THE MASTER'S University (August 2014 – May 2015)
Dorm Housing & Student Government Representative
- Planning and leading school campus events and activities for both students and faculty
- Taking part in weekly committee meetings
- Running house elections and coordinating events of all types

CORNERSTONE LOVE LA (June 2014 – August 2014)
Administration Intern
- Employing of administration skills and capabilities, increased abilities in collaborating and presenting data in an organized manner by using Microsoft excel
- Facilitating management and team leadership in various camp activities

Board of Advisors



Ada Leung
Operations & Business Development
Speciality: operations, branding, communications, investor relations

Ada Leung ("Ada Leung"), Chair of the Board of Advisor of Lucas & Friend, was formerly the Sales & Marketing Director of *Cottage Vineyards (International) Limited*, a wine merchant specialized in boutique wines promoting and distributing wines in Hong Kong and Macau via ontrade and direct sales channels.

Ada Leung has travelled extensively to many countries around the world including Canada, USA, Italy, France, Spain, Austria, and Portugal to learn about each country's wine regions and to source wines for the Company's portfolio.

A specialist in food and wine-pairing, promotion and wine events, Ms. Leung has designed and executed over 500 wine dinners, which she does both to support the Company's ontrade partners (hotels, restaurants, and private clubs) and to enable food and wine lovers to discover some of the wine world's best kept secrets and the magic that occurs when wine meets food.

Prior to founding the firm, Ms. Leung was the co-founder and Chief Operating Officer of Hong Kong-listed company *Finet Holdings Limited (E-finet.com)* (HKEx: 8317), where she helped devise and execute the business, marketing and Public Relations strategy which made the E-finet.com website Hong Kong's leading financial portal, and enabled the firm to achieve listed status.

Ms. Leung has also taught on a part-time basis numerous marketing and public relations courses for various tertiary institutions including HKU SPACE, Lingnan University, HKMA, etc.

Born in Hong Kong, Ms. Leung is a native of Canada, where she received her primary, secondary, and tertiary education. She holds a Bachelor of Commerce degree from the University of British Columbia, Canada where she specialized in Marketing and English Literature, and a Master of Business Administration degree from the Chinese University of Hong Kong where she specialized in Finance, International Business, and Marketing. Ms. Leung speaks English, Cantonese, and Mandarin, and holds a working knowledge of French.



Tim Gu
Real Estate Development & Investment Strategy
Speciality: real estate development, management and investment

Tim Gu was born in China, and moved to the US when he was 15 years old. He has been an entrepreneur since starting his own copywriting company at the age of 18. Tim successfully sold the company during his 2nd year of college at the age of 20. During his third year, he founded his own digital marketing company, OP Commerce which as of today, still continues to generate 6 figure yearly income.

At age 22, Tim dropped out of college, and founded Education Insider, an educational consulting company targeted at Chinese international students looking to study in the U.S. Over the years, Education Insider has grown a client base in Washington, California, Pennsylvania, New York and Arizona; during which he began working with Jenkins in the Los Angeles area, hiring Jenkins to be his Branding officer. Today, Tim is the Co-Founder and CEO of Skywide - a Real Estate platform of property trading - development and property management where he once again also collaborated with Jenkins, allowing Jenkins to again sharpen his expertise in property management. Tim has continued on to expand his own business experiences to now managing over a million dollar's worth of transactions during the past year in real estate.

Tim enjoys creating large projects and bringing them to the market. He is always excited about building various product and service lines, conditioning them to meet market demands, promoting the product or service through a variety of platforms, and making needed adjustments for them to evolve within the market.



Joey Stevens
Project Finance
Speciality: business systems, creative financing

Joseph Stevens, San Diego native, has expanded his talent development in the fields of sales and creative financing at small business loan organizations, providing loans to small businesses, which followed after his attendance at the Master's University where he had first met Nathan Jenkins. Here, is where Stevens sparked up a friendship with Jenkins as they put their minds towards similar goals in the markets of real estate and financial services.

Stevens has held relevant titles such as loan officer and account executive at Reliant Funding where he administered business-client accounts on taking out small business loans for business operations. He later worked under the role of sales development manager and business development manager at companies such as MindTouch and UserZoom that have improved his own understanding of enterprise expansion, branding and deal negotiations.

Collectively, his experiences give him practice working with investment bankers and giving company keynote speeches to raise additional working capital as well as negotiating better terms in B-2-B deals to save on business expenses, increasing returns for investors.

Initially venturing into the world of financial business development, Stevens established himself as a driven leader for developing winning sales strategies and executing timely goals and deliverables against high quotas. Most recently, he leveraged his success in the finance world into enterprise business software to deliver strategic solutions to Fortune 500 organizations.



Paul Huang
Legal Counsel
Speciality: immigration attorney & international legal relations

Pu Huang ("Paul") is a US attorney currently practicing immigration law. He came to the US at the age of 15. As a first-generation immigrant, Paul understands how an immigration status or a visa can change and affect someone's life.

Paul received his JD, with honors from Western Michigan University Cooley Law School. He also received his LLM in Corporate and Finance, graduating with Honors from there. Prior to his legal studies, he earned a Bachelor's Degree from Allegheny College (in Pennsylvania), majoring in Political Science and Economics.

Paul speaks fluent English and Chinese. Currently practicing US immigration law, he has years of experience in handling employment-based immigration cases. His area of specialty includes non-immigration visas, immigration visas, employment-based immigration cases, and family-based immigration petitions. Paul is licensed to practice immigration law in any US state.

Appendix B - RISK FACTORS

IMPORTANT: Crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration. Some material factors that might make the investment risky include:

- **General Real Estate Conditions**
- **A downturn in economic conditions**
- **Changes in interest rates**
- **Changes in real estate and zoning laws**
- **Environmental issues unforeseen in due diligence, or change in environmental laws**
- **Changes in real estate taxes and any other operating expenses**
- **Natural disasters, acts of God, Terrorist attacks, social unrest and civil disturbances**
- **Inability to collect rents**
- **Renovation or repairs**
- **Competition from other properties**

We are principally dependent on the performance of real estate markets in California and the USA. Our target residential properties are located in Southern California. Our business and prospects principally depend on the performance of the real estate markets in California and USA , in particular, Los Angeles, Irvine (Orange County), and San Diego. Any real estate market downturn in these or any other markets where we operate could adversely affect our profitability. We cannot assure you that the demand for properties inLos Angeles, Irvine (Orange County), and San Diego and other places where we operate will continue to grow. Our financial position and results of operations may be influenced by fluctuations of supply and demand in the real estate market, which may in turn be influenced by the general state of the economy and other factors, including government policies. Any economic downturn or over-supply of properties could result in a slowdown in property sales or leases or downward pressure on property prices or rents. Any adverse development in the real estate market in California and the USA and other places where we operate or may operate in the future could have a material adverse effect on our business, results of operations and financial condition.

We are dependent on rental income from our investment property portfolio. Leasing of our residential properties constitutes a very important part of our business. We are subject to risks incidental to the ownership and operation of residential properties including, amongst other things, changes in market rental levels, competition for tenants and inability to collect rent from tenants or renew leases with tenants due to bankruptcy, insolvency or other financial difficulties. In addition, we may not be able to renew leases with our tenants on terms acceptable to us, or at all, upon the expiration of the existing terms. Furthermore, any downturn in the rental market for residential properties could negatively affect the demand for our rental properties and the amount of rental income we earn, which may have a material adverse effect on our business, results of operations and financial position.

Any economic slowdown may adversely affect our business and our ability to obtain necessary financing for our operations. Any slowdown in economic growth, economic contractions, consumer delinquencies, weakened consumer confidence and increased market volatility in the places in which we operate may cause a decrease in property prices in California and the USA and other places in which we plan to operate. Market volatility and uncertainty may also contribute to a lower demand for properties and a decline in rents or property prices. Any economic slowdown or financial market turmoil in the future may adversely affect the finances of the tenants of our properties, which may lead to a decrease in the general demand for our properties and a decrease in the rents or selling prices of our properties. The outlook for financial markets and the world economy is uncertain. Possible adverse consequences arising from uncertainties in the financial markets and the world economy include:

- the inability of tenants to pay their rents in a timely manner or to continue their leases, thus reducing our cash flow;
- decreases in the valuations of properties in which we have an interest, resulting from deteriorating cash flows or increasing capitalisation rates or both;
- decreases in rental or occupancy rates or both;
- reduced demand for residential properties;
- a general increase in counterparty risk, resulting in payment and other defaults;
- insolvency of contractors, resulting in construction delays;
- an increased likelihood that one or more of our lenders or insurers may be unable to honour their commitments; and
- excessive inflation resulting in a reduction of our real income.

We may not be able to continue to attract and retain quality tenants. Our residential properties compete for tenants with other properties on, amongst other things, location, quality, maintenance, property management, rent levels and other lease terms. We cannot assure you that existing or prospective tenants will not choose other properties. Any future increase in the supply of properties which compete with ours would increase the competition for tenants and as a result we may have to reduce rent or incur additional costs to make our properties more attractive If we are not able to retain our existing tenants or attract new tenants to replace those that leave or to lease our new properties, our occupancy rates may decline. If we fail to attract quality tenants as our tenants or keep our existing tenants, our investment properties may become less attractive and competitive. This in turn could have a material adverse effect on our brand, business, results of operations and financial position.

We may not have adequate capital resources to fund our land acquisitions and future property developments. Property development is capital intensive. We plan to finance our property projects primarily through borrowings, from equity crowdfundings, income from operating activities and other sources, including debt financing from banks. Our ability to procure adequate financing for land acquisition and property development depends on a number of factors that are beyond our control.

We may not be able to complete or deliver our property development projects on time, on budget or at all. The progress and costs of a development project can be adversely affected by many factors, including:

- delays in obtaining necessary licences, permits or approvals from governments;
- delays in obtaining necessary financings;
- relocation of existing residents and/or demolition of existing buildings;
- shortages of materials, equipment, contractors and skilled labour;
- labour disputes;
- construction accidents;
- natural catastrophes and adverse weather conditions;
- changes in government policies or relevant laws or regulations; and
- economic conditions.

Construction delays or the failure to complete the construction of a project according to our planned specifications, schedule or budget as a result of the above factors may affect our results of operations and financial position and may also adversely affect our reputation. We cannot assure you that we will not experience any significant delays in the completion or delivery of our projects, or that we will not be subject to any liabilities to our tenants or relevant government authorities for any such delays. Liabilities arising from any delays in the completion or delivery of our projects could have a material adverse effect on our business, results of operations and financial position.

We may not always be able to acquire suitable residential properties at reasonable cost. We derive our revenue principally from rental income from our residential properties. Therefore, we must be able to acquire those properties at an appropriate prices in strategic locations in order to position us for sustainable business growth.

We cannot assure you that third party contractors will always meet our quality standards and provide services in a timely manner. We employ third party contractors to carry out various works, including design, construction, structural engineering, internal decoration, landscaping, electrical and mechanical engineering etc. We cannot guarantee that our third party contractors will always provide satisfactory services. In addition, we may not be able to engage third party contractors with the right experience in the places in which we operate. Moreover, as is common in the property industry, completion of our property projects may be delayed and we may incur additional costs due to a contractor's financial or operational difficulties, which may increase our development costs. The services rendered by independent contractors may not always meet our quality standards. Any of these factors could have a negative impact on our reputation, business, results of operations and financial position.

Increases in the cost of labour or construction materials may have an adverse impact on our results of operations. If the costs of labour or construction materials increase significantly, and we cannot offset such increase by reducing other costs or cannot pass on such increase to the buyers or tenants of our properties, our business, results of operations and financial position may be materially and adversely affected.

Our profit and results of operations are subject to changes in interest rates. Changes in interest rates have affected and will continue to affect our financing costs and, ultimately, our results of operations. At the close of its 2019's mid-December meeting, the Federal Reserve decided to make no change in the current level of the federal funds rate, which remains tethered to a range of 1.5% to 1.75%. The key policy rate is holding at a level last seen in March 2018. We cannot assure you that US interest rates will remain unchanged or that they will not increase. Any increase in interest rates will increase our financing cost and may materially and adversely affect our business, financial condition and results of operations.

We may suffer losses arising from uninsured risks. Our insurance may not fully indemnify us for all potential losses, damages or liabilities related to our properties. This is because in the jurisdictions in which we operate, there are certain exposures which are excluded under some of our insurance programmes or for which insurance is not available on what we consider to be reasonable commercial terms. Such exposures include potential losses which might arise as a result of war, terrorism, pollution, fraud, professional negligence and acts of God. Further, our insurers may become impaired and find themselves financially unable to meet claims. As a result of large losses sustained by the international insurance market, insurers may exclude certain risks when we renew our insurance programmes. If we suffer from any losses, damage or liabilities in the course of our operations arising from events for which we do not have any or adequate insurance cover, we may not have sufficient funds to cover any such losses, damages or liabilities or to replace any property that has been destroyed. The occurrence of any of the above events and the resulting payment we make to cover any losses, damages or liabilities may have a material adverse effect on our business, results of operations and financial position.

A deterioration in the value of our brand or the loss of the right to use the Lucas & Friend trademark could have a negative impact on our business. We rely to a significant extent on the brand image of the "Lucas & Friend" trademark to attract potential tenants to our residential properties. Any negative publicity concerning us or our properties or to a lesser extent, our major tenants could adversely affect our reputation and business prospects. In addition, our brand may be misused by third parties and we may have to incur expenses in protecting our brand. Demand for our properties could diminish significantly if the quality of our brand is not preserved.

We are subject to certain operational risks, including, but not limited to, customer or employee fraud and data processing system failures and errors.
Employee errors and employee and customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent

employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.

We may maintain a system of internal controls and insurance coverage to mitigate against operational risks, including data processing system failures and errors and customer or employee fraud. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, financial condition and results of operations.

We rely heavily on our executive management team and key employees, and we could be adversely affected by the unexpected loss of their services.
Our success depends in large part on the performance of our key personnel, as well as on our ability to attract, motivate and retain highly qualified and other skilled employees. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute our business plan may be lengthy. We may not be successful in retaining our key employees, and the unexpected loss of services of one or more of our key personnel could have a material adverse effect on our business because of their skills, knowledge of our primary markets, years of industry experience and the difficulty of promptly finding qualified replacement personnel. If the services of any of our key personnel should become unavailable for any reason, we may not be able to identify and hire qualified persons on terms acceptable to us, or at all, which could have a material adverse effect on our business, financial condition, results of operations and future prospects.

The company has a limited operating history.
The Company has an operating history of less than one year. The Company's growth will largely be attributable to new investments and such growth may never be realized. There can be no assurance that the Company can execute its growth strategy nor that it will not experience net losses in the future, which could have an adverse effect on the Company's results of operations, financial condition and prospects.

If our enterprise risk management framework is not effective at mitigating risk and loss to us, we could suffer unexpected losses and our results of operations could be adversely affected materialy.

Our enterprise risk management framework seeks to achieve an appropriate balance between risk and return, which is critical to optimizing stockholder value. We have established processes and procedures intended to identify, measure, monitor, report and analyze the types of risk to which we are subject, including operational, regulatory compliance and reputational. However, as with any risk management framework, there are inherent limitations to our risk management strategies as there may exist, or develop in the future, risks that we have not appropriately anticipated or identified. If our risk management framework proves ineffective, we could suffer unexpected losses and our business and results of operations could be materially adversely affected.

Because we have a limited operating history, you may not be able to accurately evaluate our operations.

We have had limited operations to date and the company has not generated revenues. Therefore, we have a limited operating history upon which to evaluate the merits of investing in our company. Potential investors should be aware of the difficulties normally encountered by new companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the operations that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to the ability to generate sufficient cash flow to operate our business, and additional costs and expenses that may exceed current estimates. We expect to incur significant losses into the foreseeable future. We recognize that if the effectiveness of our business plan is not forthcoming, we will not be able to continue business operations. There is no history upon which to base any assumption as to the likelihood that we will prove successful, and it is doubtful that we will generate any operating revenues or ever achieve profitable operations within the following year. If we are unsuccessful in addressing these risks, our business will most likely fail.

The Controlling Shareholder has substantial control over the Company and their interests may not be aligned with the interests of the other Shareholders. Prior to and immediately following the completion of this Offering, the Controlling Shareholder will remain the controlling shareholder of the Company with substantial control over its issued share capital and voting power. Subject to the Articles of Organization and Operating Agreement of the Company, Nathan Jenkins, our director and CEO, by virtue of his controlling beneficial ownership of the share capital and voting power of the Company, will be able to exercise significant control and exert significant influence over our business or otherwise on matters of significance to us and other Shareholders by voting at the general meetings of our Shareholders and at our Board meetings, including:

- election of Directors;
- selection of senior management;
- amount and timing of dividend payments and other distributions;
- acquisition of or merger with other entities;
- overall strategic and investment decisions;
- issuance of securities and adjustments to our capital structure; and
- amendments to the Articles of Organization and Operating Agreement.

The interests of the Controlling Shareholder may differ from the interests of other Shareholders to such an extent that the interests of the Controlling Shareholder may conflict with the interests of other Shareholders. In such cases, the interests of other Shareholders can be disadvantaged and harmed.

We may face significant risks before realising any benefits from our real estate properties.

Real estate projects typically requires substantial capital outlay during the properties acquisition and construction phases and may take years, if not months before positive cashflows may be generated from the properties. Depending on the size of the development, the time span for completing a real estate project usually lasts for at least 6 months. Consequently, changes in the business environment during the length of the project may affect the revenue and cost of the development, which in turn may affect the profitability of the project. Factors that may affect the profitability of a project include the risk that the receipt of government approvals may take more time than expected, the failure to complete construction according to original specifications, schedule or budget, and poor leasing markets for properties. The revenue generated by and value of a property development project may be adversely affected by a number of factors, including but not limited to, the international, regional and local economic climate, local real estate conditions, perceptions of tenants, retailers or shoppers as to the convenience and attractiveness of the projects, competition from other available properties, changes in market rates for comparable leases and increased business and operating costs. If any of the development risks described above materialises, our returns on investments may be lower than originally expected and our business, financial condition, results of operations and prospects will be materially and adversely affected.

We may not be able to generate adequate returns on our properties held for long-term investment purposes. The completed property developments held by us are generally intended to be held for long-term investment. Property investment is subject to varying degrees of risks. The investment returns available from real estate depend, to a large extent, on the amount of capital appreciation generated, income earned from the rental of the relevant properties as well as the expenses incurred. Maximising yields from properties held for long-term investment also depends to a large extent on active ongoing management and maintenance of the properties. The ability to dispose of investment properties eventually will also depend on market conditions and levels of liquidity, which may be limited or subject to significant fluctuation in the case of certain types of commercial properties. The revenue derived from completed investment properties and the value of property investments may be adversely affected by a number of factors, including but not limited to changes in rental levels at comparable properties, the inability to collect rent due to bankruptcy or insolvency of tenants and the costs resulting from periodic maintenance, repair and re-letting. If we are unable to generate adequate returns, our business, financial condition, results of operations and prospects may be adversely affected.

We may be involved in disputes and legal and other proceedings arising out of our operations from time to time and may face significant liabilities as a result. We may be involved in disputes arising out of the development, leasing of our properties with contractors, suppliers, construction workers, tenants, residents, residents of surrounding areas, joint venture partners, purchasers or other parties. These disputes may lead to protests, legal or other proceedings and may damage our reputation and divert our resources and management's attention. Significant costs may have to be incurred in defending ourselves in such proceedings. If we are not successful in defending ourselves in such proceedings, we may be liable for damages, the amount of which may be significant. In addition, we may have disagreements with regulatory bodies in the course of our operations, which may subject us to administrative proceedings or unfavourable decrees that may result in liabilities and cause delays to our property developments. We may also be involved in disputes or legal proceedings in relation to delays in the completion and delivery of our projects. Any of the above could have a materially adverse effect on our business, results of operations and financial position.

RISKS RELATED TO INVESTMENTS IN REAL ESTATE

General Real Estate Conditions. An investment in us is subject to the general risks inherent in the ownership of real property, such as occupancy rates and operating expenses. In particular, the value of real property and the ability to generate income from real property is affected by many factors, such as general and local economic conditions; energy supplies; the supply of and demand for, property of the kind in which we invest; the ability (or inability), upon development of the Target Property, to retain existing tenants and/or attract new tenants; vacancy rates and rent levels for other properties that are similar to and in the same geographic area as the proposed Property; declines in the financial condition of existing and potential tenants; defaults by tenants or failure to pay rent on a timely basis, due to their bankruptcy, lack of liquidity, or other reasons; the need to renovate and/or repair marketable space; continued validity and enforceability of the lease of an existing tenant; physical damage to the underlying property, which may or may not be covered by insurance; adverse changes in local population trends, market conditions, neighborhood values and national, regional and local social conditions; decreases in consumer spending; increases in interest rates; the enactment of unfavorable real estate, environmental, zoning, land use or tax laws and regulations; environmental regulations; and/or federal and local controls and real property tax rates. The occupancy of the proposed Property, and rental rates, may be adversely affected by various local factors such as an increase in unemployment, excessive building resulting in an over-supply of residential space, zoning law changes or management inadequacies. Certain expenditures associated with real estate investments, principally mortgage payments, real estate taxes and some maintenance costs, generally remain constant despite a decrease in income derived from such investments. Thus, the cost of operating a given property may exceed the income earned therefrom. Our ability to pay any future debts and meet other obligations will depend on factors such as these. Moreover, real estate is not readily marketable. There is no assurance that, if it becomes necessary to sell the proposed Property, that a buyer could be found or a suitable price obtained.

Investments in real estate have been volatile and valuations have experienced severe past downward corrections, and there can be no assurance such will not recur. Investments in real estate are characterized by periods of economic uncertainty. From 2008 through 2011 (the "Recession"), significant and widespread concerns about credit risk and access to capital were present in the global financial markets, which caused a significant downward correction in real estate values while impeding their recovery. Economies throughout the world, including the United States and specifically California, experienced substantially increased unemployment, sagging consumer confidence, as well as concern in the general business climate resulting in a downturn in economic activity that negatively affected real estate values. Moreover, the failure (and near failure) of several large financial institutions and the failures, and expectations of additional failures, of smaller financial institutions led to increased levels of uncertainty and volatility in the financial markets, restricted availability of credit from lenders, increased incidence of foreclosure also negatively affected real estate values throughout the world, especially specific regions of the United States such as California. While we believe conditions in the real estate market have substantially improved since the Recession, there can be no assurance its adverse consequences have not permanently affected the value of real property, nor can there be certainty that a recession with similar adverse effects on real estate will not recur.

Our business is subject to all of the risks associated with the real estate industry. Investments in real estate are speculative in nature. We are subject to all risks incident to investment in real estate, many of which relate to the general lack of liquidity of real estate investments. Many of these factors are not within our control, and could adversely impact the value of the Company. These factors include, but are not limited to:

- downturns in worldwide, national, regional and local economic conditions;
- conditions affecting real estate in our specific market, such as oversupply or reduction in demand for real estate;
- changes in interest rates and availability of attractive financing;
- changes in real estate and zoning laws;
- environmental and/or engineering issues unforeseen in due-diligence, and changes in environmental legislation and related costs of compliance;
- condemnation and other taking of property by the government;
- changes in real estate taxes and any other operating expenses;
- the potential for uninsured or underinsured property losses;
- natural disasters, acts of God, terrorist attacks, social unrest and civil disturbances; and
- with regard to the Target Property we intend to develop and subsequently lease, tenant mix, shortage of suitable tenants, an inability to identify suitable tenants on profitable terms, declines in the economic health and financial condition of the tenants and the ability to collect rents from tenants, vacancies, property management decisions, property condition and design, changes in market rental rates or laws affecting rental rates, periodic requirements to repair, renovate and re-lease space, increased operating costs, including real estate taxes, state and local taxes, assessments, insurance expense, utilities, and security costs, competition from other properties, and federal or local economic or rent control.

Any of these factors may adversely affect the results of operations and our financial condition, the value of our Company and, consequently, the value of an investment in us.

We may incur significant costs complying with various U.S. laws including the Fair Housing Act, Disabilities Act and similar laws, which could materially and adversely affect us.

The Fair Housing Act ("FHA"), which forbids landlords from discriminating against potential tenants based on age, race, sex, religion, disability, familial status, or national origin, could also present another barrier to co-living disruption.

Under the Americans with Disabilities Act ("ADA"), all public accommodations must meet various federal requirements related to access and use by disabled persons. Compliance with the ADA's requirements may require modifications to our properties, such as the removal of access barriers or restrict our ability to renovate or develop our properties in the manner we desire. Additional federal, state and local laws may also require us to make similar modifications or impose similar restrictions on us.

Noncompliance with any of these laws could result in us changing our business plan, incurring significant costs to make substantial modifications to our properties or in the imposition of fines or an award or damages to private litigants. We cannot predict the ultimate amount of the cost of compliance with the FHA, ADA or other legislation. If we incur substantial costs to comply with the FHA, ADA or any other legislation, our results of operations, financial condition and our ability to make distributions on our securities could be materially and adversely affected.

We may be subject to liability under environmental laws, ordinances, and regulations. Under various federal, state, and local laws, ordinances and regulations, we may be considered responsible for paying for the disposal or treatment of hazardous or toxic substances released on or in the Target Property, as well as certain other potential costs relating to hazardous or toxic substances (including governmental fines and injuries to persons and property). Such liability may be imposed on us whether or not we had knowledge of or responsibility for the presence of hazardous or toxic substances. Our efforts to identify and discover environmental liabilities with respect to the Target Property may not prove to be sufficient, notwithstanding our due diligence, to be in substantial compliance with federal, state and local environmental laws, ordinances and regulations regarding hazardous or toxic substances.

To the extent we are responsible for environmental liabilities, such responsibility could have a materially adverse effect on our results of operations and financial condition, with negative implications for the value of an investment in us.

Lack of Diversification. We plan to acquire the Target Property located in Irvine, California. We currently have no plans to diversify our investments so as to minimize the risk set forth above. The success of the Company will be totally dependent on the success of the acquisition and development of the Target Property.

Investing in Real Estate has Risks of Environmental Liabilities. Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removal or remediation of certain hazardous substances released on, about, under or in its property. Environmental laws often impose this liability without regard to whether the owner or operator knew of, or was responsible for, the release of hazardous substances. The presence of hazardous substances, or the failure to remediate hazardous substances properly, may adversely affect our ability to sell or use the Target Property or to borrow outside funds using the Target Property as collateral. In addition to clean-up actions brought by federal, state and local agencies and private parties, the presence of hazardous substances on a property may lead to claims of personal injury, property damage or other claims by private plaintiffs. Finally, there can be no assurance that environmental laws relating to real estate transactions will not be amended in the future in ways that could adversely affect the Target Property.

Cash Flow Interruption. The Target Property's potential future cash flows upon planned development will be subject to numerous risks, including fluctuations in vacancy rates, rental rates and operating expenses, vacancy rates and rental rates for competing retail projects and financial resources of tenants. No assurance can be given that certain assumptions as to the future levels of occupancy of the Target Property if developed will happen as planned, or that the future cost of capital improvements or future costs of operating the Target Property will be accurate, because such matters will depend on events and factors beyond our control. If one or more existing tenants' default, if rental rates decline, and/or if operating costs increase, our investment in the Target Property may be materially and adversely affected. Accordingly, we may be unable to secure the capital required for future improvements or required repairs.

Development Risks. Total development costs related to the Target Property are subject to fluctuations as a result of factors which may or may not be within our control. For example, construction material costs have experienced periods of fluctuation in recent years, with prices of many commodity materials, in particular steel and cement, rising significantly. Construction costs may also be affected by rising labor costs. If the actual development costs deviate materially from our initial estimates, the business, financial conditions and results of the Target Property may be affected. Development costs related to the Target Property may be affected by permit requirements and limitations established by local, state, federal and other authorities or agencies. Design requirements and considerations may impact costs associated with such development. Additionally, construction site conditions (including, but not limited to, soil and weather conditions) may result in increased construction and development costs. The progress and costs of any development of the Target Property may be materially and adversely affected by many factors, including delays in obtaining necessary certificates, licenses, permits or approvals from government agencies and authorities; availability of capital (including financing sources); changes in market conditions; delays in or increased costs of relocation of existing residents and/or demolition of existing structures; unavailability, shortages or increased costs of materials, equipment, contractors and skilled labor; labor disputes; construction accidents; and natural catastrophes; and adverse weather conditions. At any point in the planning or development with respect to the Target Property, we may face, among other things, regulatory changes, financing difficulties, an inability or difficulties in obtaining the required government approvals or government-mandated changes in our development practice, any of which could delay, increase the cost of, or prevent the completion of the planned development. We may also delay or revise our plans for the Target Property due to a variety of factors, including changes in market conditions, a shortage or increase in the prices of construction materials, equipment or labor, labor disputes or disputes with our contractors and subcontractors.

Appendix C - MEMBERSHIP UNIT SUBSCRIPTION AGREEMENT

MEMBERSHIP UNIT SUBSCRIPTION AGREEMENT
of
LUCAS & FRIEND LAND HOLDINGS, LLC

> **Important:**
> **This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.**

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and amongst Lucas & Friend Land Holdings, LLC, a company organized and existing under the laws of the State of Wyoming ("Lucas & Friend" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, Lucas & Friend has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe for membership units of Lucas & Friend (the "Units") subject to the terms and conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of the Units.

    1.1 Issue of the Units. Subject to the terms and conditions hereof, Lucas & Friend hereby issues to the Subscriber, and the Subscriber hereby subscribes from Lucas & Friend **[Shares Subscripted] Units**, at a Per Units Price equal to **$100.00** (the " Unit Price").

    1.2 Subscription Price. The aggregate Subscription Price for the Units is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to Lucas & Friend as follows:

        (i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

    1.3 The Offering. The Units are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

    1.4 The Intermediary. The Offering of the Units is being made through Ksdaq Inc. (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge Lucas & Friend 5% or a percentage specified in Form C, of the amount raised in this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Units were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Units are subject to the terms and conditions hereof and the provisions of Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Units hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of Lucas & Friend and such decision is based upon a review of Form C which has been filed by Lucas & Friend with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from Lucas & Friend in connection with the subscription of the Units hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about Lucas & Friend;

c. the Subscriber acknowledges and accepts the fact that the owners of the Units are entitled to no voting rights and therefore they are not entitled to exert influence in the affairs of Lucas & Friend or the composition of its board of directors. The owners of the Units are also not entitled to anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in Lucas & Friend;

d. Lucas & Friend is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless Lucas & Friend from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless Lucas & Friend and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to Lucas & Friend in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to Lucas & Friend in connection therewith;

f. the Subscriber acknowledges that Lucas & Friend has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Subscription Agreement shall thereafter have no force or effect and Lucas & Friend shall return any previously paid subscription price of the Units, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Units and with respect to applicable resale restrictions, and it is solely responsible (and Lucas & Friend is not in any way responsible) for compliance with:

> (i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Units hereunder, and

> (ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Units;

i. no documents in connection with the sale of the Units hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Units.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with Lucas & Friend (which representations, warranties and covenants shall survive the Closing) that:

> a. the Subscriber has received and carefully read this Agreement;

> b. the Subscriber is subscribing to the Units as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Units in the United States or to U.S. Persons;

> c. the Subscriber is aware that an investment in Lucas & Friend is speculative and involves certain risks, including the possible loss of the entire investment, and that the current valuation placed on Lucas & Friend is not based on a formal business

valuation but is rather a projected valuation based on various factors outlined in Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Units and Lucas & Friend and depends on the advice of its legal and financial advisors and agrees that Lucas & Friend will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Units and Lucas & Friend; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Units;

(ii) that any person will refund the Subscription Price of any of the Units; or

(iii) as to the future price or value of any of the Units;

3.2 Representations and Warranties will be Relied Upon by Lucas & Friend. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by Lucas & Friend and its legal counsel in determining the Subscriber's eligibility to subscribe the Units under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Units under applicable securities legislation. The Subscriber further agrees that by accepting the Units on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Units and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Units.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. The Subscriber hereby authorizes Lucas & Friend to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 31 Dec 2020, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Wyoming, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. The Subscriber acknowledges and agrees that Lucas & Friend shall, to the fullest extent allowed by the law, be entitled to communicate with the Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Nathan Jenkins

_____
Name: Nathan Jenkins
Title: CEO
Lucas & Friend Land Holdings, LLC

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT

REVIEWED FINANCIAL STATEMENTS

Lucas & Friend Land Holdings, LLC
Year Ended December 31, 2019
With Independent Accountant's Review Report

Lucas & Friend Land Holdings, LLC
Financial Statements

Year Ended December 31, 2019

Contents

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Lucas & Friend Land Holdings, LLC
Jackson, Wyoming

I have reviewed the accompanying financial statements of Lucas & Friend Land Holdings, LLC, which comprises of the balance sheet as of December 31, 2019, and the related statements of income, changes in members' equity, and cash flows from November 22, 2019 ("inception") to December 31, 2019 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
January 9, 2020

2

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Lucas & Friend Land Holdings, LLC

Balance Sheet

	December 31, 2019
Assets	
Current assets:	
Cash and cash equivalents	$ 4,234
Total current assets	4,234
Fixed assets, net	-
Total assets	$ 4,234
Liabilities and Members' Equity	
Current liabilities:	
Trade payable	-
Total current liabilities	-
Total long-term liabilities	-
Total liabilities	-
Members' equity:	
Nathan Jenkins *(note 2)*	4,234
Total members' equity	4,234
Total liabilities and members' equity	$ 4,234

See Independent Accountant's Review Report.

Lucas & Friend Land Holdings, LLC

Statement of Operations

	Period from November 22, 2019 (Inception) to December 31, 2019
Revenue	$ -
Expenses:	
Automobile expense	164
Dues and subscription	59
Market research expense	2,720
Office expense	103
Start-up costs	1,112
Telephone expenses	70
Total operating expenses	4,428
Net loss	$ (4,428)

See Independent Accountant's Review Report.

Lucas & Friend Land Holdings, LLC

Statement of Changes in Members' Deficit

	Nathan Jenkins
Balance at December 31, 2017	$ -
Members Contribution	8,662
Net Loss	(4,428)
Balance at December 31, 2019	$ 4,234

See Independent Accountant's Review Report.

Lucas & Friend Land Holdings, LLC

Statement of Cash Flows

	Period from November 22, 2019 (Inception) to December 31, 2019
Operating activities	
Net loss	$ (4,428)
Net cash used by operating activities	(4,428)
Investing activities	
Fixed assets	-
Net cash used in investing activities	-
Financing activities	
Proceeds from member contribution	8,662
Net cash provided by financing activities	8,662
Net (decrease) increase in cash and cash equivalents	4,234
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 4,234

See Independent Accountant's Review Report.

Lucas & Friend Land Holdings, LLC

Notes to Financial Statements
December 31, 2019

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Lucas & Friend Land Holdings, LLC, a development stage entity, was formed on November 22, 2019 ("Inception") in the State of Wyoming. The financial statements of Lucas & Friend Land Holdings, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Jackson, Wyoming.

The Company's principal business is renting serviced rental accommodations to students in communal housing developments in the Southern California Coastal area between Irvine and San Diego. We aim to achieve a market leadership position in the overseas Chinese-speaking student rental market by providing not only rental space but by establishing a living community supporting each development that enables interaction, collaboration, active participation and resource sharing, in short, full-serviced accommodations which would better utilize space, enhance the lifestyle and environment for our student tenants.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, such as decrease in student enrollment. These unforeseen conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

See Independent Accountant's Review Report.

Lucas & Friend Land Holdings, LLC

Notes to Financial Statements (continued)
December 31, 2019

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from five to seven years.

Any assets less than thousand dollars are expensed. In addition, repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

Income Taxes

The Company is taxed as a Corporation. The Company files income tax returns in the U.S federal jurisdiction (Wyoming state has no corporate income taxes). The tax benefit asset for federal taxes is $886, which is due to expire in 2039. Due to lack of history, the Company has decided to set up valuation allowance account until they can better estimate the realization date.

2. Membership Units

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Membership units, are as follow:

Each unit is entitled to one vote. 100% of the membership units are owned by founding member.

See Independent Accountant's Review Report.

Lucas & Friend Land Holdings, LLC

Notes to Financial Statements (continued)
December 31, 2019

3. Commitments and Contingencies

As of the date of issuance of financials January 9, 2019, the company has no commitments or contingencies.

4. Subsequent Events

Management has evaluated subsequent events through January 9, 2019, the date on which the financial statements were available to be issued. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Independent Accountant's Review Report.